[KORN/FERRY INTERNATIONAL LETTERHEAD]
August 31, 2010
Mr. Daniel Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Korn/Ferry International
Form 10-K for the Fiscal Year ended April 30, 2010
Filed June 29, 2010
File No. 001-14505
Dear Mr. Gordon,
This letter responds to your letter dated August 10, 2010, regarding Korn/Ferry International’s (the “Company”) annual report on Form 10-K (the “Form 10-K”) for the fiscal year ended April 30, 2010 (filed June 29, 2010). A copy of this letter was also faxed to Eric McPhee at (202) 551-3693, whose name was on the original letter we received. Each of your comments from the August 10, 2010 letter is set forth below, followed by our related response.
Form 10-K for the Fiscal Year Ended April 30, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Fee Revenue, page 22
1.
Please tell us what impact the 2010 fiscal year acquisitions had on overall fee revenue. If the additional revenue related to the 2010 acquisitions is material we believe this should be quantified and discussed in your results of operations.

The Company advises the Staff that management estimates fiscal 2010 acquisitions in the aggregate impacted overall fiscal 2010 fee revenue by approximately $40 million, or 6.9%. Management determined that the combined estimated impact of these acquisitions was neither quantitatively nor qualitatively material to fiscal 2010 fee revenue (and that this impact was even less material when compared against fiscal 2009 and 2008 fee revenue). In addition, management noted that the impact of each acquisition on fiscal 2010 fee revenue, taken on its own, was even less material and further noted that one of the two acquired companies comprised approximately 90% of the total fee revenue impact. In light of the foregoing, management determined that the fiscal 2010 acquisitions should not be quantified and discussed in the Company’s results of operations. Further, the fact that the larger acquisition was fully integrated into the Company’s existing executive search business immediately after closing reinforced this determination as separately disclosing its fee revenue impact would incorrectly portray this acquired business as distinct from the Company’s executive search business.

General and Administrative Expenses, page 24
2.
We note your disclosure that the decrease in the provision for bad debts was due to a higher than normal provision in 2009, but a review of your allowance for doubtful accounts as a percentage of Receivables due from clients over the prior five years indicates allowances of 16.6%, 9.6%, 9.1%, 10.1% and 10.6% for 2009, 2008, 2007, 2006 and 2005, respectively, compared to 5.6% for the current year. Please tell us why you believe your current allowance is sufficient, and why it warrants a 43% decrease from the average allowance of the 4 years prior to 2009.

The Company’s practice is to review its allowance for doubtful accounts on a quarterly basis. The review includes an assessment of the historical loss experience, collectability of specific accounts, creating and adjusting reserves, as appropriate, expectations of future collections based upon trends, and the type of work for which services are rendered. The estimated allowance for a specific account can be as much as the entire balance for the account. Changes in the allowance are recorded through a charge to general and administrative expenses.

As the Company noted in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Form 10-K for fiscal 2010, the significant decrease in its provision for bad debts resulted from a higher than normal provision in fiscal 2009 (due to difficult economic conditions that existed in fiscal 2009) and an improvement of economic conditions in fiscal 2010. The decrease in the allowance for doubtful accounts in the balance sheet for the year ended April 30, 2010 was partially driven by this decrease in the provision for bad debts resulting from the improvement in the economic conditions, but another factor driving the decrease in the allowance for doubtful accounts in fiscal 2010 was the approximately $5 million charge-off of fully reserved accounts receivable. This charge-off resulted in a reduction in the Company’s allowance for doubtful accounts in fiscal 2010 by a corresponding $5 million. The charge-off of these fully reserved accounts receivable had no impact on the statement of operations or accounts receivable net of the allowance for doubtful accounts. We also note that the allowance for doubtful accounts to accounts receivable in 2009 at 16.9% was abnormally high primarily due to the significant drop in accounts receivable in 2009, again due to the difficult economic conditions, and the fact the allowance still contained amounts for the fully reserved accounts. If the Company had not charged-off the fully reserved accounts in fiscal 2010, the allowance for doubtful accounts would have been 10.4% of accounts receivable for the year ended April 30, 2010, which is in line with the historical trends cited in the Staff’s comment. Based on the Company’s 2010 quarterly reviews of its allowance for doubtful accounts, the Company believes its allowance for doubtful accounts was sufficient at each reporting period.

Contractual Obligations, page 30
3.	Please revise future filings to include estimated interest payments related to the COLI loans.

The Company will revise the tabular disclosure relating to its contractual obligations in its future filings to include estimated interest payments related to its COLI loans. Given the uncertainty as to the timing of these loan repayments, as noted in the footnote disclosure to the contractual obligations table in the Company’s Form 10-K for fiscal 2010, and the variable interest rates on these loans, as discussed in Note 11 — Long-Term Debt, in the notes to the consolidated financial statements of the Company’s Form 10-K for fiscal 2010, the inclusion of this information will require the Company to make significant estimates and assumptions as to the timing of repayment and interest rates on its COLI loans. While the Company will disclose the basis of these estimates and assumptions in the footnotes to its contractual obligations table in future filings, as with any estimate, the Company’s actual interest payments on its COLI loans may prove to be materially different from what is presented in the table.

I. Organization and Summary of Significant Accounting Policies, page F-9
4.	Please disclose your accounting policy for business combinations in future filings.

The Company advises the Staff that beginning with its Form 10-Q for the first quarter of fiscal 2011 the Company will disclose its accounting policy for business combinations.
Allowance for Doubtful Accounts, page F-10
5.
Please tell us what caused a significant reduction in your allowance for doubtful accounts in 2010 and 2009 compared to the prior years, beyond the provision for bad debts recorded in each year, and the amounts written off in each year as disclosed in this paragraph. In addition, please provide a rollforward of your allowance for doubtful accounts as required by Rule 5-04 of Regulation S-X. The rollforward should be included in future filings and in your response.

For an explanation as to why the Company’s allowance for doubtful accounts was significantly reduced in 2010 and 2009 compared to prior years, please see our response to Comment 2.

In response to the Staff’s request for a rollforward of the Company’s allowance for doubtful accounts, the Company notes that in accordance with Rule 5-04(b) of Regulation S-X, the Company did not include a schedule setting forth a rollforward of the allowance for doubtful accounts as it included the contents of this rollforward in its consolidated financial statements and notes thereto. The Company advises the Staff that, per the Staff’s request, it will include this rollforward as a separate schedule to its consolidated financial statements in future filings and has supplementally provided a rollforward for fiscal 2010 and 2009 as Exhibit A to this letter. In the course of preparing this schedule the Company noted that the amounts disclosed as write-offs on page F-10 to the notes to the consolidated financial statements should have been $1.1 million, $2.5 million and $0.5 million higher for fiscal 2010, 2009, and 2008, respectively. The Company will correct the amount of write-offs in future filings.

6.
We note from your disclosure that your provision for doubtful accounts is based on historical loss experience. Please tell us if you use additional factors in determining your allowance, such as creating reserves for specific accounts determined to be uncollectible, and if so, please revise your accounting policy in future filings to disclose this.

As discussed in the Company’s response to Comment 2, in addition to considering historical loss experience, when determining the Company’s allowance for doubtful accounts, the Company assesses the collectability of specific accounts, as well as expectations of future collections based upon trends and the type of work for which services are rendered. The Company will revise its accounting policy to discuss the additional factors noted above in future filings.

7.
In addition, tell us why you significantly increased your reserve in 2009 and then significantly reduced your reserve in 2010. Significant fluctuations in your reserve should be explained in your MD&A.

Please see our response to Comment 2. Additionally, the Company advises the Staff it will continue to carefully analyze its allowance for doubtful accounts and in future filings will explain in greater detail the reasons for any significant future fluctuations in its reserve.

Deferred Compensation and Retirement Plans, page F-23
8.
Please tell us how you determined it was appropriate to use 0% as your weighted-average assumption used in calculating the benefit obligations for both your deferred compensation plan and pension plan, for all periods presented.

As disclosed on pages F-23 and F-24 of the Company’s Form 10-K for fiscal 2010, in June 2003, the Company (a) amended its deferred compensation plans so as to not allow any new participants or the purchase of additional deferral units by existing participants, and (b) froze its pension plan so as to not allow new participants, future accruals or future salary increases. In addition, the benefit obligations under the Company’s deferred compensation plans do not change based upon changes in salary. In light of these factors, the benefits under the Company’s deferred compensation plans and pension plan for all periods presented are not impacted by salary changes, or subject to adjustment for inflation, and hence the Company determined that a rate of compensation increase of 0% is appropriate for the periods presented in the notes to the consolidated financial statements of its Form 10-K.

Income Taxes, page F-27
9.	Please tell us what caused the significant increases in your deferred tax assets related to Deferred compensation and Loss and credit carryforwards.

The $24.1 million increase in the Company’s deferred tax assets related to deferred compensation from April 30, 2009 to April 30, 2010 resulted primarily from two items: (a) a $27.0 million increase in the Company’s deferred compensation plan liabilities that resulted in a tax-effected increase of $11.2 million in deferred assets; and (b) an increase in bonuses earned in fiscal 2010 and 2009 for which payment was delayed of $27.3 million that resulted in a tax-effected increase of $8.8 million in deferred assets. Obligations related to these employee benefit plans were previously outlined within the Form 10-K for fiscal 2010 in Note 7 —Deferred Compensation and Retirement Plans, in the notes to the Company’s consolidated financial statements.

The $23.6 million increase in the Company’s deferred tax assets related to losses and credit carryforwards from April 30, 2009 to April 30, 2010 resulted primarily from two items: (a) reclassifying valuation allowances of $18.1 million related to European subsidiary losses and carryforwards to a separate valuation allowance account (described under the Valuation allowances heading under Deferred tax liabilities); and (b) recording 2010 European loss carryforwards of $7.2 million.

10.	In your next filing, disclose the expiration dates of your loss and credit carryforwards. Refer to ASC-740-10-50-3.

The Company advises the Staff that beginning with the Form 10-K for fiscal 2011 the Company will disclose the expiration dates of its loss and credit carryforwards in accordance with ASC-740-10-50-3.

Per the Staff’s request, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (310) 843-4164 or Ari Lanin of Gibson, Dunn and Crutcher LLP at (310) 552-8581.

Sincerely,
/s/ Michael A. DiGregorio
Michael A. DiGregorio
Executive Vice President and Chief Financial Officer

Exhibit A
Allowance for Doubtful Accounts

	Year Ended
	April 30,
	2010	2009
	(in thousands)
Allowance for doubtful accounts, beginning of period	$11,197	$11,504
Charged to costs and expenses	3,340	9,127
Deductions — charge-offs	(8,504)	(9,545)
Translation (gain) loss	(50)	111

Allowance for doubtful accounts, end of period	$5,983	$11,197